

October 27, 2010

Mr. Kevin C. Eichler
Chief Financial Officer and Senior Vice President
Ultra Clean Holdings Inc.
26462 Corporate Avenue
Hayward, CA 94545

> **Re: Ultra Clean Holdings Inc.**
> **Form 10-K for the Fiscal Year Ended January 1, 2010**
> **Filed March 30, 2010**
> **Form 10-Q for the Fiscal Quarter Ended April 2, 2010**
> **Filed May 14, 2010**
> **Form 10-Q for the Fiscal Quarter Ended July 2, 2010**
> **Filed August 9, 2010**
> **Response Letter Dated October 15, 2010**
> **File No. 0-50646**

Dear Mr. Eichler:

We have reviewed your or and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-Q for the Fiscal Quarters Ended April 2, 2010 and July 2, 2010

Condensed Consolidated Statements of Operations, page 4

1.   We note your response to prior comment 1. Please clarify for us how your estimated effective tax rate for the year used for purposes of your interim period income tax provision considers the guidance of paragraph 740-270-30-11 of the FASB Accounting Standards Codification.

Item 4. Controls and Procedures, page 18

2.   Based on this response to prior comment 2, it appears that the disclosure in the Forms 10-Q as of April 2, 2010 and July 2, 2010 that management performed an evaluation of internal control over financial reporting and concluded that your internal control over financial reporting was effective is not accurate. Your response indicates that management did not perform a full evaluation of your internal controls over financial reporting at those dates. Please amend the filings to remove the language regarding management's evaluation of internal control over financial reporting.

        You may contact Gary Newberry at (202) 551-3761 or me at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant at (202) 551-3671.

                                                Sincerely,

                                                Kevin L. Vaughn
                                                Accounting Branch Chief